EXHIBIT 4.8

Mr DM Lloyd 31 January 2005	Corus 30 Millbank London SW1P 4WY United Kingdom Philippe Varin Chief Executive

PRIVATE & PERSONAL

Dear David,

I am pleased to advise you at the Remuneration Committee earlier this month it was agreed to increase your salary to £400,000 per annum with effect from 1 January 2005.  The increase will be implemented through payroll, with retrospective adjustments to 1 January.

Yours sincerely,

P Varin

Chief Executive

Corus UK Limited Registered in England No. 2280000 Registered Office 30 Millbank London SW1P 4WY